We are re-filing correspondence with the Securities and Exchange Commission in conjunction with our Preliminary Proxy Statement on Schedule 14 A dated June 25, 2007 as page 2 of the original correspondence was inadvertently omitted from the filing.

Douglas Godshall
Chief Executive Officer
HeartWare Limited
Suite 4, Level 46, 2 Park St.
Sydney, NSW
Australia 2000
June 25, 2007
VIA EDGAR
Thomas A. Jones
Senior Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	HeartWare Limited Form 10 Filed April 30, 2007 File No. 000-52595
Dear Mr. Jones:
     On behalf of HeartWare Limited (“we” or the “Company”), the undersigned is transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 1, 2007 (the “Comment Letter”), with respect to the above-referenced filing. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 1 to the Registration Statement on Form 10 (the “Amendment”). In order to expedite your review, we have enclosed a courtesy package that includes four copies of the Amendment, which has been black-lined to show changes from the original filing.
     The following responses to the Staff’s comments are numbered to correspond to the numbered items and headings of the paragraphs set forth in your Comment Letter (which is reproduced below). Please note that page numbers in our responses are references to the page numbers in the Amendment. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Registration Statement on Form 10 or in the Amendment, as applicable.

Item 1. Business
1.	Please ensure that the information that you provide in your summary is balanced with positive and negative information provided with equal prominence. We note, for example, that you disclose on page 5 the successful results of completed implants. Were there any unsuccessful implants? Were there any disadvantages from the implants?

Response: The Company has revised the disclosure on page 4 of the Registration Statement in response to the Staff’s comment to ensure that the information provided in our summary is balanced with positive and negative information provided with equal prominence. Given the ongoing nature of the trial, we have removed any statements which may be interpreted as preliminary results other than what we believe are purely objective statements relating to the current status of the trial. We have also made conforming changes on page 15 of the Registration Statement.
Market Opportunity, page 6
2.	Please advise us whether more recent relevant third-party data is available compared to the data you presently refer to in the filing. As an example, we note the reference on page 6 to the 2001 article on a study and the reference on page 10 to a 2002 article.

Response: We believe that the third-party data provided in the Registration Statement is the most recent and most relevant data available. The Company advises the Staff that the REMATCH study, which was the subject of a November 2001 article in The New England Journal of Medicine, is one of the seminal studies on left ventricular assist devices and the results of that study remain relevant to date. Many of the studies on LVADs that have followed are based on the same dataset and results of, and refer to, the REMATCH study. A 2006 article appearing in The Journal of Heart and Lung Transplantation referred to the REMATCH study in detail and confirmed that clinical results for LVADs had improved in the post-REMATCH era. The Company has revised the disclosure on page 5 to include a reference to the article, a copy of which is being provided supplementally under Item 2 of Annex A to the hard copy of this letter.

The Company further advises the Staff that the 2002 article in The New England Journal of Medicine, which discusses the results of the MIRACLE study, is the most recent data on such study. A 2006 article in the American Heart Journal confirmed that in those patients who responded positively, the heart’s pumping ability improved only by approximately 5%. The Company has revised the disclosure on page 9 to include a reference to the article, a copy of which is being provided supplementally under Item 8 of Annex A to the hard copy of this letter.

3.	Please provide us with copies of the sources of all third-party data included in the filing. Please mark the materials so that they are keyed to the disclosure. Please tell us whether:
•	the data is publicly available,

•	you commissioned any of the data, or

•	it was prepared for use in this filing.
Response: The Company is providing supplementally as Annex A to the hard copy of this letter marked copies of the sources of all third-party reports and data included in the filing. An index has been included, listing the various statements in the Registration Statement and cross-referencing to the third-party reports and data that support such statements.

The Company advises the Staff that all of the third-party reports and data are publicly available as such reports and data were published in academic and clinical journals (though certain of the publications are subscription-based). The Company further advises the Staff that the Company did not commission any of such data and that none of the data was prepared for use in this filing.

Also, tell us about any other relationship between you and the authors of the data.

Response: The Company advises the Staff that each of Dr. Leslie Miller, Dr. Emma Birks and Dr. Ashghar Khaghani are authors of some of the data referred to in the filing and notes that each of these individuals is acknowledged experts in the field. Dr. Miller is a member of the Company’s Medical Advisory Board. Members of our Medical Advisory Board do not receive any fees for their services other than fees on a per diem basis to the extent their services are requested by the Company. Dr. Birks and Dr. Khaghani are physicians at Harefield Hospital, which is participating in the Company’s international clinical trial, but they do not receive any compensation from the Company in this regard.
Our Target Markets, page 9
4.	Please provide us with support for your belief about the number of patients that represent your target market.

Response: The Company advises the Staff that the American Heart Association estimates that globally 20 million people are living with heart failure, 2.2 million people are in the “terminal phase” of heart failure and 550,000 new cases of heart failure are diagnosed each year. These statistics form the basis of the Company’s estimates in the filing and further explanation of these statistics are set out in Items 1 and 7 of Annex A for the Staff’s convenience.

The Company is providing supplementally under Items 1 and 7 of Annex A to the hard copy of this letter a copy of the third party reports supporting the above-referenced belief.
Our Solutions and Products, page 11
5.	Please disclose the status of the development of each product and major hurdles remaining before they will be available.

Response: The Company has revised the disclosure under the heading “Our Solution and Products” on pages 11, 12 and 13 of the Registration Statement in response to the Staff’s comment.
Competition, page 24
6.	Please clarify your competitive advantages and disadvantages relative to competing technologies.

Response: The Company has revised the disclosure on page 23 of the Registration Statement in response to the Staff’s comment.
Facilities, page 24
7.	Please revise to clarify your current and anticipated manufacturing operations. Explain what activities will be performed by outside suppliers.

Response: The Company has revised the disclosure on pages 24 of the Registration Statement in response to the Staff’s comment, and has changed the heading of the section from “Facilities” to “Manufacturing.”
Our manufacturing facilities and the manufacturing facilities of our suppliers, page 33
8.	Please expand the appropriate section to discuss in greater detail your relationship with your suppliers. For example, clarify whether you have written agreements with your sole suppliers. Also, discuss the material terms of the agreements and identify the suppliers. In addition, discuss the critical components that you receive from sole suppliers and discuss any material delays.

Response: The Company has revised the disclosure on page 32 of the Registration Statement in response to the Staff’s comment. Please note, however, that the Company made its revisions to the next following risk factor, “We rely on specialized suppliers for certain critical components and materials.”

Overview, page 43
9.	Please clarify the relationship between HeartWare Limited and HeartWare, Inc. when the acquisition occurred on January 24, 2005.

Response: The Company has revised the disclosure on page 42 of the Registration Statement in response to the Staff’s comment.
Liquidity and Capital Resources, page 50
10.	Please disclose how you used the proceeds from the sales of shares in 2006 and how you intend to use the remaining proceeds.

Response: The Company has revised the disclosure on page 51 of the Registration Statement in response to the Staff’s comment.
Contractual Obligations, page 51
11.	Please clarify who will receive the payments described in the three bullets on page 51.

Response: The Company has revised the disclosure on page 52 of the Registration Statement in response to the Staff’s comment.

12.	Please expand the third bullet on page 51 to quantify the aggregate liquidation preferences of the outstanding preferred stock.

Response: The Company has revised the disclosure on page 53 of the Registration Statement in response to the Staff’s comment.
Item 3. Properties
13.	We note your products are currently utilized only in clinical trials. Please revise to explain how the Miramar Florida facility is currently used and the extent of utilization of its 30,000 square feet.

Response: The Company has revised the disclosure on page 55 of the Registration Statement in response to the Staff’s comment.

Item 5. Directors and Executive Officers
14.	Please revise to clarify the distinction drawn between the terms “managing director” and “executive director.”

Response: The Company advises the Staff that it uses the term “Executive Director” to identify a director who is also an employee of the Company. The Company further advises the Staff that the term “Managing Director” is a job title given by the Company. The Company has revised the disclosure on page 58 of the Registration Statement accordingly in response to the Staff’s comment.
Item 6. Executive Compensation
Role of the Compensation Committee, page 60
15.	Please clarify whether the compensation committee or the board makes the final determination of compensation.

Response: The Company has revised the disclosure on page 62 of the Registration Statement in response to the Staff’s comment.
Philosophy, page 60
16.	We note that your compensation practices are “in line with our perception of wider medical device industry compensation practices.” Please clarify whether your policy is to benchmark compensation to industry practices. If so, please provide required disclosure. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company has revised the disclosure on page 62 of the Registration Statement in response to the Staff’s comment.

17.	Please provide a compensation discussion and analysis that should be sufficiently precise to identify material differences in compensation decisions with respect to individual named executive officers. For example, we refer you to the option awards granted to your chief executive officer as compared to the awards granted to your other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.

Response: The Company has revised the disclosure on pages 63 through 66 and pages 72 and 73 of the Registration Statement in response to the Staff’s comments.

18.	We note that you have not provided a quantitative discussion of the objectives to be achieved in order for your chief executive officer to earn his performance bonus disclosed in the third bullet on page 70. Please provide such disclosure or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target level or other factors. Please see Instruction 4 to Item 402(b). Please provide similar disclosure of the bonuses for the other named executive officers.

Response: The Company has revised the disclosure on pages 63 through 66 and pages 72 and 73 of the Registration Statement in response to the Staff’s comment.
Base Salary, page 62
19.	Please expand your discussion of base salaries to describe in greater detail the elements of individual performance and contributions that are taken into account in the formal process and how they are used in setting salary levels. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company has revised the disclosure on pages 63 through 66 of the Registration Statement in response to the Staff’s comment. The Company has also revised the disclosure on pages 72 and 73 of the Registration Statement in response to the Staff’s comment.
Bonus, page 62
20.	Please discuss how you determined the size of the sign-on bonus.

Response: The Company has revised the disclosure on page 64 of the Registration Statement in response to the Staff’s comment.

21.	Please expand the carryover paragraph at the bottom of page 62 to provide a more detailed discussion and analysis of how the various measures contributed to actual bonuses for each named executive officer. For example, were certain qualitative measures weighted more heavily than others? From your revised disclosure, investors should be able to understand why the officers received different bonuses.

Response: The Company has revised the disclosure on page 64 of the Registration Statement in response to the Staff’s comment. Please note, however, that the Company made its revisions to the next following paragraph from the paragraph noted in the Staff’s comment.
HeartWare Limited Employee Share Option Plan, page 64
22.	Please expand your discussion to explain how you determined the number and terms of the 1 million options granted to Mr. Rowe and the 5,581,264 options granted to Mr. Godshall on commencement of their employment and the options granted to the named executive officers at the top of page 66.

Response: The Company has revised the disclosure on page 66 of the Registration Statement in response to the Staff’s comment.
Summary Compensation Table, page 67
23.	With respect to the amount listed in the option awards column, include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the registrant’s financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. See instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response: The Company has revised the disclosure on page 69 of the Registration Statement in response to the Staff’s comment.
Grants of Plan-Based Awards, page 68
24.	The basis for the option exercise price of $0.00 shown in the table is unclear. Please advise or revise. Also, please tell us why the final column concerning grant date fair value is zero for each line.

Response: The Company advises the Staff that the omission of exercise prices and grant date fair values of option awards in the final two columns of this table was inadvertent. The Company has revised the disclosure on page 70 of the Registration Statement in response to the Staff’s comment.
Employment Agreements, page 69
25.	Please file as an exhibit your most recent employment agreement with Mr. LaRose. We note that the annual salary of $225,000 on page 72 is not consistent with the annual salary in exhibit 10.11.

Response: The Company advises the Staff that no other employment agreement between Mr. LaRose and the Company is in existence other than the employment agreement which the Company filed as an exhibit to the Registration Statement. The Company advises the Staff that the discrepancy between the base salary contemplated by the employment agreement and the annual salary of $225,000 disclosed in the Registration Statement is due to the fact that the Company reviewed and raised Mr. LaRose’s base salary in 2006 in recognition of Mr. LaRose’s key role as Chief Scientific Officer of the Company, responsible for technology and intellectual property development.
Director Compensation, page 78
26.	Please clarify what you mean by “comparable” levels of compensation for “substantially similar” entities. For example, do you intend the compensation to be average for your industry? Are the similar entities the same size as the registrant? How do you define your industry?

Response: The Company has revised the disclosure on page 81 of the Registration Statement in response to the Staff’s comment. The Company advises the Staff that it does not intend for its director compensation to be average for or otherwise pegged to the Company’s industry.
Item 7. Certain Relationships and Related Transactions, and Director Independence
27.	Please clarify in this section that Dr. Harrison is a director of the registrant and the managing general partner of Apple Tree Partners I, L.P. Also, revise to include the disclosure regarding review, approval or ratification of transactions with related persons required by Item 404(b) of Regulation S-K.

Response: The Company has revised the disclosure on pages 81 and 82 of the Registration Statement in response to the Staff’s comment.
Item 9. Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
28.	Please discuss your plans to establish a trading market in the United States. We note your May 1, 2007 press release.

Response: The Company has revised the disclosure on page 83 of the Registration Statement in response to the Staff’s comment.

Item 11. Description of Registrant’s Securities to be Registered, page 82
29.	Please expand page 86 to briefly discuss the “certain” limitations. Also, briefly discuss how the shares would be sold and clarify whether shareholders would incur costs from such sales.

Response: The Company has revised the disclosure on page 88 of the Registration Statement in response to the Staff’s comment.

30.	Please expand page 87 to briefly explain to whom the term “conduit foreign income” applies.

Response: The Company has revised the disclosure on page 89 of the Registration Statement in response to the Staff’s comment.
Exhibits
31.	Please be advised that comments on the confidential treatment application will be issued in a separate letter.

Response: The Company has received the Staff’s comments on its confidential treatment application and will respond to it under separate cover.
Financial Statements, page F-1
32.	Please update the financial statements to comply with Rule 3-12 of Regulation S-X.

Response: The Company has updated the financial statements in response to the Staff’s comment.
Note 5 Business Combination, page F-13
33.	We note HeartWare, Ltd. was registered November 26, 2004 under the laws of Victoria, Australia for the sole purpose of acquiring HeartWare, Inc. We also note the acquisition occurred on January 24, 2005 and was accounted for as purchase in accordance with FAS 141. An allocation of the purchase price was based on fair values with goodwill of $15.4 million and $19.9 of intangible assets.

•	To this regard, please tell us why you believe purchase accounting was appropriate for the referenced transaction. Tell us if there was a change in controlling interest in the company immediately before and after the transaction. That is, tell us if the shareholders of the controlling interest in HeartWare, Inc. before the transaction were different from the party(ies) owning controlling interest in HeartWare, Ltd. after the transaction. We note that your IPO took place three days after the acquisition. Refer to the guidance at paragraph 11 of SFAS 141.

•	Please tell us why this transaction was not in-substance a recapitalization of HeartWare, Inc.

Revise the filing as necessary to address our concerns.

Response:

The Company advises the Staff that it respectfully believes that the acquisition of HeartWare, Inc. using the purchase method is properly applied and reflects the substance of the transaction. Please note the acquisition of the HeartWare, Inc. and the closing of the Company’s initial public offering took place on the same day, January 24, 2005. (We inadvertently used the date on which HeartWare Limited’s shares were admitted to quotation on the Australian Securities Exchange (ASX), January 27, 2005, in ITEM 10: RECENT SALES OF UNREGISTERED SECURITIES of the Registration Statement instead of the share issuance date, January 24, 2005. The Company has revised the disclosure on page 83 of the Registration Statement accordingly.)

Specifically, the Staff refers to paragraph 11 of SFAS 141, which excludes the transfers of net assets or exchange of equity interests between entities under common control and has asked the Company if the shareholders of the controlling interest in HeartWare, Inc. before the transaction were different from the parties owning the controlling interest in HeartWare Limited after the transaction.

Prior to considering this issue, we have set out below a brief overview of relevant events as they occurred:
(a)	An international roadshow, incorporating numerous investor presentations and briefings, was undertaken between July and November 2004. The purpose of the roadshow was to determine the extent of investor interest in establishing a “cash box” which would be used to purchase a start-up medical device company (i.e., HeartWare, Inc.). The “cash box” subsequently became HeartWare Limited.

(b)	Based on positive investor feedback, preparation of a prospectus for HeartWare Limited commenced in October 2004.

(c)	On November 26, 2004, the cash box was incorporated as “HeartWare Limited” with Apple Tree Partners (“ATP”) holding 2,000 ordinary shares, representing 100% of the Company’s share capital. The directors of HeartWare Limited were Mr. Rob Thomas (Chairman), Mr. Stuart McConchie (Chief Executive Officer)

and Dr. Seth Harrison, Managing Partner of ATP. ATP held approximately 98.9% of the voting shares of HeartWare, Inc. at that time. The remaining shares were held by individuals unrelated to HeartWare Limited. Mr. Thomas was not affiliated with HeartWare, Inc., and Mr. McConchie was not otherwise affiliated with HeartWare, Inc. as of November 26, 2004 other than that he provided consulting services to HeartWare, Inc. prior to such time.

(d)	Following the roadshows referred to above, non-binding investor commitments were received and HeartWare Limited appointed an underwriter (i.e., Emerging Growth Capital Pty Limited) on December 8, 2004 to facilitate the capital raising.

(e)	Also on December 8, 2004, the Board of Directors of HeartWare Limited resolved to raise $24.5 million by way of an initial public offering and listing on the ASX.

(f)	On December 15, 2004, the Board of Directors of HeartWare Limited resolved to enter into a Securities Exchange Agreement to purchase all of the voting stock of HeartWare, Inc. The Company’s obligations under the Securities Exchange Agreement were conditional on the Company successfully completing the $24.5 million capital raising referred to above.

(g)	On December 17, 2004, the Company filed a prospectus with the Australian Securities and Investments Commission.

(h)	On December 24, 2005, the Company filed a supplementary prospectus with the Australian Securities and Investments Commission and made an application to be admitted to the Official List of the ASX.

(i)	During December 2004 and January 2005, the Company received application forms and subscription monies in excess of $24.5 million. Subsequently, on January 24, 2005, the Company issued 64,838,876 ordinary shares in its initial public offering on the ASX for a cash consideration of $24.5 million. The Company had more than 750 shareholders at this time.

(j)	Upon the consummation of the Company’s initial public offering on the ASX, ATP owned less than 5% of the Company’s issued share capital, after taking into account the approximately 3.2 million shares ATP purchased under the Company’s prospectus (for a cash consideration of approximately $1.2 million).

(k)	Subsequently, on January 24, 2005, the Company acquired all of the voting shares of HeartWare, Inc. and issued 88,000,000 ordinary shares and a convertible note as consideration, with 87,003,221 shares being issued to ATP. Therefore, ATP did not have a controlling interest in the Company at the time of the acquisition. Following the acquisition and the capital raising, ATP held approximately 59% of the Company’s issued capital. In accordance with ASX Listing Rules, 87,003,221 of ATP’s shares were “escrowed” and ATP was therefore prohibited from selling these shares until January 31, 2007.

(l)	On January 27, 2005, the Company was admitted to the Official List of the ASX and commenced trading on the ASX on January 31, 2005.

Based on the above and for the reasons set out below, the Company determined that its acquisition of HeartWare, Inc. resulted in the Company obtaining control for the purposes of SFAS 141 and was not a transaction between entities under common control. Accordingly, the Company applied the purchase method of accounting in connection with such transaction in accordance with SFAS 141. The Company’s rationale for this determination is as follows:
(a)	Individual transactions. If the above facts are viewed as a series of individual steps or transactions, then the Company respectfully submits that it was logical for the Company to determine that HeartWare, Inc. and HeartWare Limited were not under “common control”. This is because:
(i)	The capital raising was contemplated and documented prior to the transfer of shares in HeartWare, Inc. (see paragraphs (a) to (e) above).

(ii)	At the time that HeartWare Limited acquired HeartWare, Inc., ATP owned less than 5% of HeartWare Limited (see paragraph (j) above).

(iii)	The purchase of HeartWare, Inc. by HeartWare Limited was conditional on HeartWare Limited successfully completing a $24.5 capital raising. This means that the parties, including external parties investing under the prospectus, accepted, intended and understood that the acquirer (HeartWare Limited) was to be a newly established “cash box” unrelated to ATP and that the acquisition of HeartWare, Inc. would be conducted on an arm’s length basis.

(iv)	A “one transaction” approach (see below) to the capital raising and acquisition of HeartWare, Inc. is not an appropriate approach to adopt as the HeartWare Limited capital raising would have been completed irrespective of whether the acquisition of HeartWare, Inc. was deferred or collapsed (for whatever reason). In other words, the “dependence” on the capital raising means that the proximity of the capital raising and the subsequent acquisition of HeartWare, Inc. should be ignored and that these events need to be separately considered.

(b)	One transaction. Notwithstanding paragraph (a)(iv) above, even if the facts are viewed as one transaction then the Company again respectfully forms the same view as set out above. Under a one-transaction approach and in its simplest form, the transaction is essentially a merger between a funded entity (HeartWare Limited) and a medical device company (HeartWare, Inc.). Incoming (independent) investors understood, and the prospectus itself confirms, that a “funded” HeartWare Limited was to purchase HeartWare, Inc., and this transaction was never intended to be one between ATP and itself. Paragraphs (e) and (f) above confirm that HeartWare Limited had appointed an underwriter and had therefore committed to a $24.5 million capital raising prior to entering into the purchase transaction; that is, HeartWare Limited was to be funded and controlled by “new” incoming investors under the prospectus. The substance of the transaction was therefore not a “common control” transaction and was, as noted above, essentially a transaction whereby incoming investors of HeartWare Limited purchased HeartWare, Inc. The Company advises the Staff that, in fact, ATP’s participation in the preparation of the prospectus was insubstantial and was essentially limited to being a part-vendor of shares in HeartWare, Inc. and an immaterial applicant for shares under the prospectus (in essentially the same manner as all other investors).

(c)	Other considerations. Other factors that the Company considered in determining the accounting treatment it used are as follows:
(i)	The “transaction” and the value of HeartWare, Inc. was determined independently by external parties, being the new investors under the prospectus. This has been further validated by the Company’s trading on the ASX for the two and a half years since the transactions were consummated. For this reason, the Company believes that the application of SFAS 141 to these circumstances is proper and “will better reflect the underlying economics of the transaction” than the alternative treatment of the transaction (see below).

(ii)	Failure to apply the purchase method under SFAS 141 will result in the acquisition of HeartWare, Inc. being valued at historical cost, which at the time of acquisition, January 24, 2005, was net liabilities of approximately $267,000. It is clear that the intent of the independent shareholders investing in HeartWare Limited, by way of an arm’s length transaction, did so based on the value of HeartWare, Inc.’s intellectual property and other intangible assets. Shares issued to the public under the prospectus were issued at AU$0.50 per share. Valuing the acquisition of HeartWare, Inc. at historical costs would not recognize the value of the shares issued in conjunction with the acquisition as compared to the shares issued to the general public and could result in significant confusion.

(iii)	ATP is a financial investor. The Company was never intended to be an operating subsidiary of ATP. That there can be any debate as to whether SFAS 141 applies in these circumstances is solely a function of an innocuous decision that was made upon the incorporation of HeartWare Limited on November 24, 2006. At that time, it was determined that ATP should subscribe for the nominal 2,000 ordinary shares in HeartWare Limited. Had the Chairman (Mr. Thomas), the Chief Executive Officer (Mr. McConchie) or a range of other individuals subscribed for these shares in place of ATP then the Company does not believe that the “common control issue” would have arisen. The Company therefore perceives that this circumstance is an oddity and should not receive favor over the above arguments and the overall substance of the transaction.

(iv)	The Company has prepared financial statements in Australia in accordance with International Financial Reporting Requirements (“IFRS”) since its incorporation. It has prepared and filed two sets of detailed financial statements in Australia under IFRS and these statements apply the purchase method, together with US GAAP valuation methodologies for the HeartWare, Inc. acquisition. The Company adopted this approach with a view to synchronizing our Australian and US reporting bearing in mind that the purchase method is the only method permitted in Australia. The Company therefore respectfully believes that a decision to depart from the purchase method of accounting in connection with its acquisition of HeartWare, Inc. would be: (A) generally confusing for investors; (B) contrary to shareholders and the wider investment community’s understanding of the transaction; (C) inconsistent with the substance and economic value of the transaction; and (D) unnecessarily burdensome to the Company from a compliance perspective, particularly given that the Company presently only has 18 US shareholders (out of a total of approximately 1,500 shareholders).
In summary, the Company has adopted the purchase method in connection with its acquisition of HeartWare, Inc. as it believes the transaction was not a transaction among parties with common controlling interests, the purchase method best reflects the substance and underlying economics of the transaction and that accounting for the transaction using different accounting methods for Australian and US purposes will result in investor confusion.

34.	We see none of HeartWare, Ltd.’s $35 million purchase price for HeartWare, Inc. was allocated to include in-process research and development. Please tell us why there was no in-process research and development recorded in the purchase price allocation and tell us how your accounting allocations comply with paragraph 42 of SFAS 141. We note the same developmental business was acquired approximately 18 months earlier by HeartWare, Inc. from Kriton Medical, Inc., and the purchase price allocation included approximately $4 million IPR&D. We also noted that HeartWare, Inc. itself incurred more than $6 million of R&D during that 18 month period prior to HeartWare, Ltd.’s acquiring it. Please furnish us with a copy of any appraisal prepared in connection with the allocation of the purchase cost to the net assets acquired. We may have further comment after reviewing your response.

Response:

Paragraph 42 of SFAS 141 affirms the applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, which states that amounts assigned to tangible and intangible assets to be used in a particular research and development project that have no alternative future use shall be charged to expense at the acquisition date.

The Company respectfully advises the Staff that it is the Company’s position that at the time of its acquisition of HeartWare, Inc., the technology that was purchased was primarily comprised of patented technology that did have an alternative future use.

Our technology has been in development for over 10 years, first with Kriton Medical, then with HeartWare, Inc. and currently with HeartWare Limited. At the time of the acquisition of the technology from Kriton Medical by HeartWare, Inc. in July 2003, the first product, the HVAD pump, did not have a consistent design and further substantial development was required. Prior to this acquisition, Kriton Medical had performed design testing on the HVAD pump through pre-GLP animal testing only.

During the 18-month period from the time of the acquisition of Kriton Medical’s assets in July 2003 to the time the Company acquired HeartWare, Inc. in January 2005, substantial progress was made in the development of the Company’s technology. During this period, HeartWare, Inc. made a large number of improvements to the design and undertook a series of confirmatory animal tests. The design was substantially completed and preparation had commenced to introduce the product into GLP animal trials, a necessary predecessor step required for human implantation. The Company subsequently began its first GLP trials in March 2005, approximately six weeks after the acquisition of HeartWare, Inc. More importantly, the design became the basis of our technology platform that is in use today and was used to expand our research and development activities into other products.

Therefore, when HeartWare Limited acquired HeartWare, Inc., it acquired a technology platform that not only is in use in our lead product, the HVAD, as well as other products, the MVAD and the IV VAD, but also comprises the basis for two substantially different pump designs: centrifical and axial flow pumps. We also believe that the underlying technology may have an application in catheter-based technology, right heart support, bi-ventricular support and the short-term treatment of cardiogenic shock. Though it is currently not the Company’s focus or intent, it is our belief that the underlying patented technology that forms the basis of our technology platform could be licensed and/or sold to third parties for medical device or other applications. As a result, the Company did not recognize In-Process Research and Development at the time of the acquisition of HeartWare, Inc.

The Company is providing supplementally as Annex B to the hard copy of this letter a copy of the valuation report prepared in connection with the allocation of the purchase cost to the net assets acquired regarding the acquisition of HeartWare, Inc.

35.	Please tell us and revise the filing to disclose the methodology and assumptions used to value goodwill at approximately $15.4 million and the patents intangible asset at approximately $15.5 million.

Response: The Company has revised the disclosure on pages F-24 and 25 in response to the Staff’s comment.
*           *           *
At your request, the Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*           *           *

     Please call our counsel, Marjorie Sybul Adams of DLA Piper US LLP, at (212) 335-4517, or call our Chief Financial Officer, David McIntyre, or the undersigned at (954) 874-1150, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.
Very truly yours,
/s/ Douglas Godshall
Douglas Godshall

cc:	David McIntyre, HeartWare Limited Marjorie Sybul Adams, DLA Piper US LLP David E. Weiss, DLA Piper US LLP